UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)



                     Internet America, Inc.
----------------------------------------------------------------
                        (Name of Issuer)
                  Common Stock, $.01 par value
 --------------------------------------------------------------
                 (Title of Class of Securities)

                           46058Y109
                  ---------------------------
                         (CUSIP Number)

                         William O. Hunt
                     17604 Woods Edge Drive
                       Dallas, Texas 75287
                         (972) 931-8559
 --------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        August 15, 2003
              -----------------------------------
                 (Date of Event which Requires
                   Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ]

Check the following box if a fee is being paid with the
statement [   ].  (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46058Y109                                   Page 2 of 9

(1)  NAME OF REPORTING PERSON.
     SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     William O. Hunt

(2)  CHECK THE APPROPRIATE BOX IF A                    (A)  [   ]
     MEMBER OF A GROUP (SEE INSTRUCTIONS)              (B)  [   ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
     PF

(5)  CHECK IF DISCLOSURE OF LEGAL                           [   ]
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF SHARES    (7)  SOLE VOTING POWER
                              9,473,571
        BENEFICIALLY
                         (8)  SHARED VOTING POWER
      OWNED BY EACH           732,063

     REPORTING PERSON    (9)  SOLE DISPOSITIVE POWER
                              9,473,571
           WITH:
                         (10) SHARED DISPOSITIVE POWER
                              732,063

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,205,634

(12) CHECK IF THE AGGREGATE AMOUNT IN                       [   ]
     ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     51.6%

(14) TYPE OF REPORTING PERSON
     IN

CUSIP NO. 46058Y109                                   Page 3 of 9

(1)  NAME OF REPORTING PERSON.
     SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B&G Partnership, Ltd.

(2)  CHECK THE APPROPRIATE BOX IF A                    (A)  [   ]
     MEMBER OF A GROUP (SEE INSTRUCTIONS)              (B)  [   ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS


(5)  CHECK IF DISCLOSURE OF LEGAL                           [   ]
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF SHARES    (7)  SOLE VOTING POWER
                              732,063
        BENEFICIALLY
                         (8)  SHARED VOTING POWER
      OWNED BY EACH

     REPORTING PERSON    (9)  SOLE DISPOSITIVE POWER
                              732,063
           WITH:
                         (10) SHARED DISPOSITIVE POWER


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     732,063

(12) CHECK IF THE AGGREGATE AMOUNT IN                       [   ]
     ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.1%

(14) TYPE OF REPORTING PERSON
     PN

CUSIP NO. 46058Y109                                   Page 4 of 9

(1)  NAME OF REPORTING PERSON.
     SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Grace A. Hunt

(2)  CHECK THE APPROPRIATE BOX IF A                    (A)  [   ]
     MEMBER OF A GROUP (SEE INSTRUCTIONS)              (B)  [   ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS


(5)  CHECK IF DISCLOSURE OF LEGAL                           [   ]
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF SHARES    (7)  SOLE VOTING POWER
                              0
        BENEFICIALLY
                         (8)  SHARED VOTING POWER
      OWNED BY EACH           732,063

     REPORTING PERSON    (9)  SOLE DISPOSITIVE POWER
                              0
           WITH:
                         (10) SHARED DISPOSITIVE POWER
                              732,063

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     732,063

(12) CHECK IF THE AGGREGATE AMOUNT IN                       [   ]
     ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.1%

(14) TYPE OF REPORTING PERSON
     IN

CUSIP NO. 46058Y109                                   Page 5 of 9



The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of those agreements and documents filed as Exhibits to this Schedule 13D and incorporated herein by reference.

Item 1. SECURITY AND ISSUER. The title and class of equity securities to which this Schedule 13D relates is the shares of common stock, par value $0.01 per share (the "Common Stock"), of Internet America, Inc., a Texas corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One Dallas Centre, 350 North St. Paul, Suite 3000, Dallas, Texas 75201.


Item 2. IDENTITY AND BACKGROUND. This statement is being filed on behalf of William O. Hunt, B&G Partnership, Ltd. and Grace A. Hunt. Mr. Hunt's principal business address is 17604 Woods Edge Drive, Dallas, Texas 75287. Mr. Hunt is a private investor who served on the Issuer's Board of Directors until his resignation on July 26, 2003. Mr. Hunt is a citizen of the United States.

None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. On September 18, 2001, Mr. Hunt and the Issuer entered into a Letter of Credit Security Commitment Agreement (the "Commitment Agreement") to finance an appeal bond in the approximate amount of $3.3 million in connection with a judgment entered against the Issuer, Mr. Hunt and a former officer and director of the Issuer. Under this agreement, Mr. Hunt collateralized a letter of credit in the amount of $3.3 million and the Issuer paid Mr. Hunt a commitment fee of 8% per annum, paid quarterly. On May 6, 2003, the Issuer reached a settlement of the judgment and gave Mr. Hunt notice that it was reducing the commitment in full in accordance with the terms of the Commitment Agreement. Under the Commitment Agreement, Mr. Hunt now has an option to purchase up to 9,428,571 shares of the Company's Common Stock for $0.35 per share. If Mr. Hunt exercised the option in full, this would constitute approximately 47.8% of the Company's issued and outstanding stock immediately following the purchase. The option is transferable and must be exercised within 120 days.

The obligations to Mr. Hunt are secured by the Issuer's assets other than accounts receivable. Under a registration agreement, Mr. Hunt has demand and piggyback registration rights with respect to any shares issued under the Commitment Agreement. The demand registration right is subject to a 120 day deferral if the Issuer's Board of Directors determines that such registration would be seriously detrimental to the Issuer or its shareholders.

The Letter of Credit Security Commitment Agreement, the Security Agreement and the Registration Rights Agreement are attached as Exhibits A, B and C, respectively, to the Schedule 13D filed by Mr. Hunt on October 9, 2001, and are incorporated herein by reference. A letter agreement amending the Letter of Credit Security Commitment Agreement was attached as Exhibit F to the Amendment No. 1 to Schedule 13D filed by Mr. Hunt on May 7, 2003, and is incorporated herein by reference.

CUSIP NO. 46058Y109                                   Page 6 of 9


Item 4. PURPOSE OF TRANSACTION. Mr. Hunt entered into the transaction to collateralize an appeal bond to enable the Issuer to appeal an adverse judgment. Mr. Hunt is currently in negotiation with independent third parties as well as the Issuer to effect a transfer or redemption of the purchase option, together with the 732,063 shares of the Issuer's common stock Mr. Hunt beneficially owns. It is expected that any third party purchasing the option will elect to exercise the option on or before September 4, 2003. The exercise of the option would result in an additional 9,473,571 shares added to the issued and outstanding shares of the Issuer's common stock and provide the recipient of these shares sufficient stock ownership to exert significant control over the Issuer, including, without limitation, the election of members of the Issuer's board of directors. Except as otherwise set forth herein and without making any representation or prediction whatsoever as to what actions an independent third party purchaser might take, Mr. Hunt, individually, has no present plans or proposals that relate to or that would result in any of the following actions:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of the Issuer;

(e) Any other material change in the Issuer's business or corporate structure;

(f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)  Any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER. As of May 6, 2003, B&G Partnership, Ltd. beneficially owned 732,063 shares, or 7.1%, of the Common Stock of the Issuer. As of May 6, 2003,
Mr. Hunt was deemed to have beneficially owned 10,205,634 shares, or 51.6%, of the Common Stock of the Issuer. Mr. Hunt beneficially owned 45,000 of such shares by virtue of his ownership of options and may be deemed to have beneficially owned 732,063 of such shares in his capacity as general partner of B&G Partnership, Ltd. As of May 6, 2003, Mrs. Hunt may be deemed to have beneficially owned 732,063 shares, or 7.1%, of the Common Stock of the Issuer in her capacity as general partner of B&G Partnership, Ltd.

B&G Partnership, Ltd., through its general partners, had the sole power to vote or to direct the vote or to dispose or to direct the disposition of 732,063 shares of the Common Stock of the Issuer. As the general partners of this partnership, Mr. and Mrs. Hunt had the shared power to vote or to direct the vote or to dispose or to direct the disposition of all of such shares.

CUSIP NO. 46058Y109                                   Page 7 of 9

With respect to the 9,473,571 shares of Common Stock of the Issuer beneficially owned by Mr. Hunt by virtue of his ownership of options, no voting power exists because the options have not been exercised to purchase such shares. Mr. Hunt has the sole power to dispose or to direct the disposition of all of such options.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. Mr. Hunt owns fully vested options to purchase 22,500 shares of Common Stock at $1.67 per share and 22,500 shares of Common Stock at $13.00 per share pursuant to Stock Option Agreements which are filed as Exhibits D and E to the Schedule 13D filed by Mr. Hunt on October 10, 2001 and are incorporated herein by reference. Except as previously described herein and in Item 3, and as set forth in Exhibits A, B and C to the Schedule 13D filed by Mr. Hunt on October 10, 2001, and Exhibit F to the Schedule 13-D/A filed on May 7, 2003, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, except for non-binding letters of intent regarding Mr. Hunt's sale of his option and the sale of 732,063 shares held by B&G Partnership, Ltd.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.  None.

CUSIP NO. 46058Y109                                   Page 8 of 9


                            SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  August 22, 2003          /s/  WILLIAM O. HUNT
                           -------------------------------------
                           WILLIAM O. HUNT



Date:  August 22, 2003     B&G PARTNERSHIP, LTD.


                           By:  /s/ WILLIAM O. HUNT
                              ----------------------------------
                                William O. Hunt, General Partner



Date:  August 22, 2003          /s/  GRACE A. HUNT
                           -------------------------------------
                           GRACE A. HUNT

CUSIP NO. 46058Y109                                   Page 9 of 9

                        Index to Exhibits
                        -----------------


                                                    Sequentially
                                                      Numbered
Item                   Description                      Page
-----   ------------------------------------------   -----------

                           None